Exhibit 21
SUBSIDIARIES

NAME	STATE OF INCORPORATION	PERCENTAGE OWNED

bioMETRX Technologies, Inc.	Delaware	100% Owned

smartTOUCH Consumer Products, Inc.	Delaware	100% Owned

smartTOUCH Medical, Inc.	Delaware	100% Owned